Exhibit 99.1

Press Release

Paris, France	8 August 2006

Pernod Ricard is confident of its defence of the rights to the Havana Club brand in the US

On the 3 August 2006, Havana Club was notified that it had not been given authorisation to renew the registration of its trademark in the United States. This trademark had been legally registered in the United States since 1976.

This decision, by the U.S. Patent and Trademark Office (USPTO), was made in compliance with Section 211, a retroactive regulation condemned by the World Trade Organisation (WTO). This decision is a further episode in the long standing process of defending Havana Club rights in the U.S.

Havana Club is one of the world's fastest-growing rums. Since the creation of the joint venture between Cuba Ron and Pernod Ricard in 1994, Havana Club’s sales have grown from 300 000 cases to 2.4 million cases in 2006.

The success of the brand is primarily built on the quality of the product, made unique thanks to:

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The only use of Cuban sugarcane,

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A special method of distillation and ageing developed in Cuba by the Havana Club master blenders of our Cuban partner.

To guarantee these conditions of quality the Cuban government has produced a stamp of authenticity which must be present on the Cuban products to avoid any consumer being misled as to the origin.

In line with its policy of taking action against counterfeiting, Pernod Ricard will vigorously defend its rights, and those of the consumer, by appealing to the relevant Court against the rejection of the application to renew the U.S. trade mark registration and against any use of the Havana Club trademark for any rum which is not Cuban.

For more information, please contact:

Francisco de la VEGA, Communications VP,

Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON, Investor Relations VP,

Tel: +33 (0)1 41 00 41 71

Florence TARON, Press Relations Manager,

Tel: +33 (0)1 41 00 40 88

Chris BARRIE, Citigate Dewe Rogerson,

Tel: +44 (0)20 7282 2943

or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 290 383 913 €

TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943